UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Kevin Frankel
ACOF Management, L.P.
1999 Avenue of the Stars, Suite 1900
Los Angeles, California 90067
(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 123,855,711

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 123,855,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,855,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 123,855,711

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 123,855,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,855,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 123,855,711

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 123,855,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,855,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,217,174

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,217,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,217,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,217,174

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,217,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,217,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,217,174

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,217,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,217,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,217,174

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,217,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,217,174

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 228,255,955

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 228,255,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,255,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 228,255,955

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 228,255,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,255,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.3%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 228,255,955

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 228,255,955

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,255,955

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 62.3%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 5 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P., a Delaware limited partnership, filed with the Securities and Exchange Commission on May 1, 2003 and amended by Amendment No. 1 filed on August 5, 2003,  Amendment No. 2 filed on August 29, 2003, Amendment No. 3 (“Amendment No. 3”) filed on April 22, 2004 and Amendment No. 4 (“Amendment No. 4”) filed on April 19, 2004.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and 2003 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 3 is hereby amended to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On July 14, 2004 ACOF purchased 4,933,115 shares of Common Stock for aggregate consideration equal to $2,219,901.75 and 66 additional shares of Preferred Stock for aggregate consideration of $71,196.01.  The working capital of ACOF was the source of the funds.

Item 4 is hereby restated in its entirety as follows:
Item 4.	Purpose of Transaction

(a), (b), (d) and (e)  On July 31, 2003, (i) ACOF, Bain Capital (Europe) LLC (“Bain”) and Ontario Teachers’ Pension Plan Board (“OTPP” and, together with Bain and ACOF, the “Investor Group”) consummated the purchase of 106,000 shares of 2003 Convertible Preferred Stock with a per share liquidation preference of $1,000 and an aggregate liquidation preference of $106,000,000 (the “Preferred Stock Purchase”) and (ii) the Issuer exchanged (the “Exchange” and, together with the Preferred Stock Purchase, the “Recapitalization”) all of the issued and outstanding shares of 13-7/8% Senior Redeemable Exchangeable Preferred Stock (“Old Preferred Stock”) for a combination of 53,994 shares of 2003 Convertible Preferred Stock (with an aggregate liquidation preference of $53,994,000),  204,814,660 shares of Common Stock and warrants to purchase 15,515,892 shares of Common Stock at an exercise price of $0.75 per share.

In connection with the consummation of the Recapitalization, on July 31, 2003, the Investor Group, Ares Leveraged Investment Fund, L.P., a Delaware limited partnership ("Ares I") and the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”).  The Stockholders Agreement is attached to Amendment 1, filed August 5, 2003, as Exhibit 1, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the terms of the Stockholders Agreement, the Investor Group has the authority to appoint eight of the nine directors which constitute the board of directors of the Issuer (“Board of Directors”) and the remaining member of the Board of Directors will be the Chief Executive Officer of the Issuer.

Pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has agreed to take all action lawfully within its power to subject to certain changes in its original ownership (as defined in the Stockholders Agreement), (i) each of ACOF and Bain is entitled to nominate two directors to the Board of Directors, (ii) OTPP is entitled to nominate one director to the Board of Directors, (iii) ACOF, together with OTPP, is entitled to nominate one independent director, (iv) Bain is entitled to nominate one independent director to the Board of Directors and (v) Bain is entitled to nominate one independent director to the Board of Directors so long as such director is acceptable to ACOF and OTFF.

Under the terms of the Stockholders Agreement, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, all of the members of the Investor Group must approve the following primary actions (“Primary Actions”) by the Issuer: (i) the amendment to or waiver of any of the provisions of the organizational documents of the Issuer or any subsidiary of the Issuer; and (ii) the commencement of any liquidation, dissolution or voluntary bankruptcy, administration, recapitalization or reorganization of the Issuer or any subsidiary of the Issuer.  Further, so long as the Investor Group collectively continues to hold 25% of the outstanding voting stock of the Issuer, the Issuer may not take certain significant actions (such actions, the “Significant Actions”) without the approval of two of the members of the Investor Group.  Such Significant Actions include, but are not limited to, the following: (i) certain mergers or consolidations of the Issuer or its subsidiaries; (ii) certain corporate transactions valued in excess of $15 million; (iii) certain equity issuances; (iv) certain guarantees, assumptions or incurrences of indebtedness for borrowed money by the Issuer or any of its subsidiaries; (v) certain declarations or payments of dividends or other distributions; (vi) any capital expenditure or purchase, lease or other acquisition of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $15 million in any 12-month period; (vii) any change in the Issuer’s independent auditors; and (viii) material changes to the scope or nature of the Issuer’s and any of its subsidiaries’ business and operations.  In addition, for so long as the Corporate Therapeutics remain in effect, the following actions, among others, will also constitute Significant Actions: (i) entering into certain corporate transactions valued in excess of $10 million; (ii) certain actions related to employment matters; (iii) the approval of the budget and business plan for any fiscal year of the Issuer; (iv) certain capital expenditures or purchases, leases or other acquisitions of assets by the Issuer or its subsidiaries that would cause the aggregate amount of all such capital expenditures purchases, leases and other acquisitions to exceed $5 million in any 12-month period; (v) any change to senior management of the Issuer or any material subsidiary of the Issuer; (vi) certain affiliate transactions; and (vii) increasing the number of directors above nine.

Pursuant to the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have the right to cause the sale of the Issuer (whether by stock sale, asset sale or merger, each such action, a “Sale”), subject to the Board of Directors’ ability to discharge properly its fiduciary duties.  Further, at any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has the right to cause the Sale of the Issuer, subject to the Board of Directors’ ability to discharge properly its fiduciary duties.

Pursuant to the terms of the Stockholders Agreement, each member of the Investor Group has demand registration rights, “piggy-back” registration rights and shelf registration rights with respect to all of the shares of the Issuer’s Common Stock currently held by such member of the Investor Group.

Pursuant to the Stockholders Agreement, each member of the Investor Group and Ares I has a right of first offer to purchase shares of any other stockholder party to the Stockholders Agreement who wishes to sell any portion of the securities of the Issuer owned by such stockholder.

In addition, each member of the Investor Group and Ares I has tag-along rights for so long as such stockholder owns 33% of its original ownership, which rights allow such stockholder (the “Tagging Stockholder”) to force any other stockholder that is a party to the Stockholders Agreement and who proposes to sell shares of stock of the Issuer constituting 25% or more of its original ownership, to include shares held by the Tagging Stockholder in such proposed sale.

Also, pursuant to the terms of the Stockholders Agreement, at any time after the fifth anniversary of the closing of the Recapitalization, any two members of the Investor Group acting jointly, so long as such members continue to own 51% of their original ownership, have drag-along rights, which allow such members of the Investor Group to force the other stockholders that are parties to the Stockholders Agreement to sell their shares of stock if such members of the Investor Group are selling all of their stock.  At any time after the sixth anniversary of the closing of the Recapitalization, any single member of the Investor Group, so long as such member continues to own 51% of its original ownership, has such drag-along rights.

On July 31, 2003, the members of the Investor Group entered into a Side Agreement (the “Side Agreement”).  The Side Agreement is attached to Amendment  1, filed on July 31, 2003, as Exhibit 2, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the Side Agreement, each member of the Investor Group agreed that at any time it holds shares of 2003 Convertible Preferred Stock and Common Stock representing less than 25% of its original ownership, it will consent to a Primary Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of Preferred Stock and Common Stock representing at least 25% of its original ownership consent to the Issuer’s taking of such Primary Action.  Each member of the Investor Group further agreed pursuant to the Side Agreement that at any time it holds shares of 2003 Convertible Preferred Stock and Common Stock representing less than 40% of its original ownership, it will consent to a Significant Action proposed to be taken by the Issuer if (and only if) all members of the Investor Group holding shares of 2003

Convertible Preferred Stock and Common Stock representing at least 40% of its original ownership consent to the Issuer’s taking of such Primary Action.

On July 31, 2003, the members of the Investor Group and Ares I entered into a Side Letter (the “Side Letter”).  The Side Letter is attached to Amendment 1, filed on July 31, 2003,  as  Exhibit 3, and any description thereof is qualified in its entirety by reference thereto.  Pursuant to the Side Letter, the members of the Investor Group agreed with Ares I that at any time the voting power represented by shares of the 2003 Convertible Preferred Stock and Common Stock owned by the Investor Group (less the 2003 Convertible Preferred Stock sold or actually sold to certain members of the Issuer’s management as is contemplated by the Recapitalization Agreement dated as of May 1, 2003 by and among the Investor Group and the Issuer), taken together with 2003 Convertible Preferred Stock and Common Stock subsequently purchased by or offered to the Investor Group, equals a majority of the voting power of the Issuer on a fully-diluted basis, Ares I will be automatically removed as a party from the Stockholders Agreement.

On August 26, 2003, each of ACOF, Bain and Ontario separately acquired 7,552 additional shares of Preferred Stock, at a purchase price of $7,598,990.22 (ACOF’s purchase of 7,552 shares of Preferred Stock, the “Secondary Purchase”).  ACOF acquired the Preferred Stock in the Secondary Purchase for investment purposes.  In addition, while the Investor Group had previously agreed to sell, pursuant to the Recapitalization Agreement, up to $2.1 million of the Preferred Stock acquired by the Investor Group to certain members of the Issuer’s management team at or after closing of the Recapitalization, it is now expected that members of the Issuer’s management team will acquire such Preferred Stock from third-parties and not from the Investor Group.

On March 11, 2004, ACOF purchased 576 shares of Preferred Stock for aggregate consideration equal to $546,680.00 and on April 19, 2004, ACOF acquired 1,174 additional shares of Preferred Stock and 4,100,047 shares of Common Stock, at a purchase price of $2,681,481.21 (the “Purchases”).  ACOF acquired the Preferred Stock for investment purposes.

On July 14, 2004 ACOF purchased 4,933,115 shares of Common Stock for aggregate consideration equal to $2,219,901.75 and 66 additional shares of Preferred Stock for aggregate consideration of $71,196.01.  ACOF acquired the Preferred Stock for investment purposes.

Each of the ACOF Management, L.P., a Delaware limited partnership ("ACOF Management"), ACOF, ACOF Operating Manager, L.P., a Delaware limited partnership ("ACOF Operating"), Ares I, Ares Management, L.P., a Delaware limited partnership ("Ares Management"), Ares Operating Member, LLC, a Delaware limited liability company ("Ares I Operating"), Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership ("Ares II" and together with ACOF and Ares I, the "Investment Entities") will evaluate the Issuers’ business and prospects, attending investment opportunities and all other factors deemed relevant in determining to acquire additional shares of Common Stock or 2003 Convertible Preferred Stock or to sell or otherwise dispose of all or part of the shares of the Issuer beneficially owned by it.  Additional shares of Common Stock or 2003 Convertible Preferred Stock may be acquired in the open market or in publicly negotiated transactions or some or all of the shares of 2003 Convertible Preferred Stock or Common Stock owned by the Investment Entities may be sold.  The Investment Entities currently have no agreements which would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Investment Entities may consider such matters and, subject to applicable laws, may formulate a plan with respect to such matters and, from time to time, the

Investment Entities may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

(c) Not applicable.
(f) Not applicable.

(g) In connection with the Recapitalization, the Issuer amended its Certificate of Incorporation as well as the Certificate of Designations of the Old Preferred Stock.  In addition, the Issuer filed with the Secretary of State of Delaware a Certificate of Designations for the 2003 Convertible Preferred Stock.

(h)-(j) Not applicable.

Item 5 is hereby amended to add the following:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  ACOF is the direct beneficial owner of (i) 9,043,162 shares of Common Stock and (ii) 44,702 shares of Preferred Stock, convertible into an aggregate of 123,855,711 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through July 14, 2004, by the conversion price of the Preferred Stock, which is $0.42 (the “Conversion Price”).  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by ACOF is equal to approximately 36.5% of the outstanding Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by ACOF.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by ACOF is equal to approximately 19.5% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating Manager, L.P. (“ACOF Operating”), as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares Management LLC (“Ares LLC”), as the direct or indirect beneficial owner of all of the partnership interests of ACOF Operating and (vi) Ares Partners Management Company, LLC (“Ares Partners Management”), as the direct or indirect beneficial owner all of the outstanding membership interests of Ares LLC, may be deemed to have the shared power to vote and dispose of the shares of Common Stock and Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the Purchases.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock and Preferred Stock held by ACOF.

Ares I is the direct beneficial owner of (i) 66,667,179 shares of Common Stock and (ii) a warrant to purchase 15,515,892 shares of Common Stock, which warrant became exercisable as of April 30, 2004.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 34.2% of the outstanding Common Stock of the Issuer, assuming none of the outstanding Preferred Stock has been converted.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 12.62% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares I, (ii) Ares Management, L.P. (“Ares Management”), as manager of Ares I, (iii) Ares Operating Member, LLC, as general partner of Ares Management, (iv) Ares LLC, and (v) Ares Partners Management may be deemed to have the shared power to vote and dispose of shares of Common Stock owned by Ares I.

Ares II is the direct beneficial owner of (i) 11,088,304 shares of Common Stock, and (ii) 4,333 shares of Preferred Stock, convertible into an aggregate of 22,217,174 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through July 14, 2004, by the Conversion Price.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by Ares II is equal to approximately 9.4% of the outstanding Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by Ares II.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by Ares II is equal to approximately 3.5% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares II, (ii) Ares II Management, L.P. (“Ares II Management”), as manager of Ares II, (iii) Ares Operating Member II, LLC (“Ares II Operating”), as general partner of Ares II Management, (iv) Ares Parent Operating Member II, LLC, as sole member of Ares II Operating, (v) Ares LLC, and (vi) Ares Partners Management Company, LLC, may be deemed to have the shared power to vote and dispose of shares of Common Stock and Preferred Stock owned by Ares II.

The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.

Item 6 is hereby amended to add the following:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ACOF entered into a Purchase Agreement dated July 1, 2004 with Caravelle Investment Fund, L.L.C., pursuant to which ACOF purchased  4,933,115 shares of Common Stock from Caravelle for aggregate consideration equal to $2,219,901.75 in substantially the form attached as Exhibit 6 to this Amendment 5.

In addition, pursuant to Section 4 of the Executive Stockholders Agreement dated September 25, 2003, by and among the Issuer, certain named executives of the Issuer including Thomas R. Sandler, ACOF Management , L.P., Bain Capital (Europe) LLC and Ontario Teachers’ Pension Plan Board, ACOF purchased from Tom Sandler 66 shares of Preferred Stock convertible into 169,514 shares of Common Stock for an aggregate consideration equal to $71,196.01.

Item 7 is hereby amended to add the following:
Item 7.	Material to Be Filed as Exhibits
Exhibit 6 Form of Purchase Agreement, by and between Caravelle Investment Fund, L.L.C. and ACOF.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 15th day of July, 2004.

ACOF MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ACOF OPERATING MANAGER, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES OPERATING MEMBER, LLC

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES LEVERAGED INVESTMENT FUND II, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES II MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES OPERATING MEMBER II, LLC

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES PARENT OPERATING MEMBER II, LLC

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES MANAGEMENT, INC.

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES MANAGEMENT, LLC

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Frankel
Name:	Kevin Frankel
Title:	Vice President